*4/25 CW



12061344

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2012
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36472

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING January 1, 2011 December 31, 2011

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spectrum Asset Management, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 High Ridge Park (No. and Street)

Stamford, Connecticut 06905

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean M. Orlando 203-322-0189

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 25 2012
13 REGISTRATIONS BRANCH

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1112-1317994

Oath or Affirmation

I, Jean Orlando, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Spectrum Asset Management, Inc. as of December 31, 2011, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Jean Orlando
Financial and Operations Principal



Notary Public

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
(X)	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Spectrum Asset Management, Inc.

Financial Statements and
Supplemental Information

Years Ended December 31, 2011 and 2010

Contents

Ernst & Young

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2767
Tel: 515 243 2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Spectrum Asset Management, Inc.

We have audited the accompanying statements of financial condition of Spectrum Asset Management, Inc. (the Company), as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Asset Management, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 20, 2012

1112-1317994

Spectrum Asset Management, Inc.

Statements of Financial Condition

	December 31 2011	December 31 2010
Assets		
Cash and cash equivalents	**$ 9,359,699**	$ 6,788,720
Management fees and commissions receivable:		
Affiliated	**826,792**	752,176
Non-affiliated	**2,734,755**	2,466,913
Fixed assets, net	**286,065**	397,164
Deferred income taxes	**154,201**	133,768
Other assets	**19,868**	–
Total assets	**$ 13,381,380**	$ 10,538,741
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	**$ 71,583**	$ 74,789
Accrued compensation	**4,870,639**	3,589,214
Income taxes payable to affiliates	**845,324**	799,451
Due to affiliates	**3,333,074**	2,002,017
	9,120,620	6,465,471
Stockholder's equity:		
Common stock, no par value – 100,000 shares authorized, issued and outstanding	**663,500**	663,500
Additional paid-in capital	**1,142,500**	1,281,250
Retained earnings	**2,454,760**	2,128,520
Total stockholders' equity	**4,260,760**	4,073,270
Total liabilities and stockholder's equity	**$ 13,381,380**	$ 10,538,741

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Operations

	Year Ended December 31	
	2011	**2010**
Revenues		
Management fees	**$ 31,954,065**	$ 24,958,920
Commissions	**654,327**	785,312
Interest income	**10,171**	11,750
Total revenues	**32,618,563**	25,755,982
Expenses		
Compensation and related expense	**15,079,526**	11,493,193
Other operating expenses	**3,023,041**	3,047,034
Total expenses	**18,102,567**	14,540,227
Income before income tax expense	**14,515,996**	11,215,755
Income tax expense	**4,974,413**	3,822,260
Net income	**$ 9,541,583**	$ 7,393,495

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2010	$ 663,500	$ 1,656,250	$ 2,124,229	$ 4,443,979
Net income	–	–	7,393,495	7,393,495
Return of capital	–	(375,000)	–	(375,000)
Dividend to parent	–	–	(7,389,204)	(7,389,204)
Balance at December 31, 2010	663,500	1,281,250	2,128,520	4,073,270
Net income	–	–	**9,541,583**	**9,541,583**
Return of capital	–	**(138,750)**	–	**(138,750)**
Dividend to parent	–	–	**(9,215,343)**	**(9,215,343)**
Balance at December 31, 2011	**$ 663,500**	**$ 1,142,500**	**$ 2,454,760**	**$ 4,260,760**

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2011	**2010**
Operating activities		
Net income	**$ 9,541,583**	$ 7,393,495
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	**113,737**	116,488
Deferred income taxes	**(20,433)**	(52,060)
Changes in operating assets and liabilities:		
Management fees and commissions receivable	**(342,458)**	(75,693)
Other assets	**(19,868)**	4,900
Accounts payable	**(3,206)**	36,471
Accrued compensation	**1,281,425**	955,049
Due to affiliates	**1,331,057**	(957,909)
Income taxes payable to affiliates	**45,873**	596,970
Net cash provided by operating activities	**11,927,710**	8,017,711
Investing activities		
Purchases of fixed assets	**(2,638)**	(15,770)
Net cash used in investing activities	**(2,638)**	(15,770)
Financing activities		
Dividend paid to Principal Global Investors, LLC	**(9,215,343)**	(7,389,204)
Return of capital to Principal Global Investors, LLC	**(138,750)**	(375,000)
Net cash used in financing activities	**(9,354,093)**	(7,764,204)
Net increase in cash and cash equivalents	**2,570,979**	237,737
Cash and cash equivalents at beginning of year	**6,788,720**	6,550,983
Cash and cash equivalents at end of year	**$ 9,359,699**	$ 6,788,720
Income taxes paid	**$ 4,948,973**	$ 3,277,350

See accompanying notes.

1. Organization

Organization and Nature of Business

Spectrum Asset Management, Inc. (the Company) is a registered investment advisor, broker-dealer, and commodity-introducing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA), providing investment management and security investment brokerage for institutional clients. The Company is also a manager of domestic investment portfolios for corporate, government, and mutual fund clients. The Company primarily specializes in the management of fixed-rate preferred stocks and cash. To minimize principal fluctuations, the Company uses its proprietary hedging strategy to establish a cross-hedge with U.S. Treasury futures. The derivative instruments are entered into by the Company's clients and are not reported in the financial statements of the Company. The Company clears its securities transactions on a fully disclosed basis through JP Morgan Clearing Corp.

The Company is a wholly owned subsidiary of Principal Global Investors, LLC (Principal Global). Principal Global is an indirectly wholly owned subsidiary of Principal Financial Group, Inc. (PFG).

2. Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued authoritative guidance that clarifies and changes fair value measurement and disclosure requirements. This guidance expands existing disclosure requirements for fair value measurements and includes other amendments but does not require additional fair value measurements. This guidance will be effective for us on January 1, 2012, and is not expected to have a material impact on our consolidated financial statements.

In January 2010, the FASB issued authoritative guidance that requires new disclosures related to fair value measurements and clarifies existing disclosure requirements about the level of disaggregation, inputs and valuation techniques. Specifically, reporting entities now must disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, in the reconciliation for Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances, and settlements. The guidance clarifies that a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities for disclosure of fair value measurement, considering the level of disaggregated information required by other applicable U.S. generally accepted accounting principles (GAAP) guidance

2. Recent Accounting Pronouncements (continued)

and should also provide disclosures about the valuation techniques and inputs used to measure fair value for each class of assets and liabilities. This guidance was effective January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements, was effective as of January 1, 2011. This adoption did not have a material impact on the Company's results of operations or financial position.

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

- Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Our Level 1 assets include money market mutual funds.
- Level 2 – Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 – Fair values are based on significant unobservable inputs for the asset or liability.

Cash Equivalents

Cash equivalents are reported at fair value on a recurring basis and include money market instruments. Fair values of these cash equivalents may be determined using public quotations, when available, which are reflected in Level 1. When public quotations are not available, because of the highly liquid nature of these assets, carrying amounts may be used to approximate fair values, which are reflected in Level 2. At December 31, 2011, the Company's cash equivalents are reflected in Level 1.

Transfers

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any transfers between any of the levels during the year ended December 31, 2011.

3. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company's cash equivalents include money market funds. The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Fixed Assets

Fixed assets are comprised of furniture and equipment and leasehold improvements. Furniture and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives, which range from three to ten years. Additions and major renewals are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease.

Revenue Recognition

The majority of the Company's revenues are derived from fees for investment management services provided to institutional and other clients. During 2011, 50% of the Company's revenues were derived from three unaffiliated customers. During 2010, 55% of the Company's revenues were derived from three unaffiliated customers. Investment management fees are generally a function of the overall fee rate charged to each account and the level of assets under management by the Company. Assets under management can be affected by the addition of new client accounts or client contributions to existing accounts, withdrawals of assets from or terminations of client accounts, and investment performance, which may depend on general market conditions. Investment management fees and brokerage commissions are accrued over the period in which services are performed.

Spectrum Asset Management, Inc.

Notes to Financial Statements (continued)

3. Summary of Significant Accounting Policies (continued)

Subsequent Events

The Company has evaluated subsequent events through February 20, 2012, which is the date the financial statements were available to be issued.

4. Fixed Assets

	December 31 2011	December 31 2010
Fixed assets consisted of the following:		
Furniture and equipment and leasehold improvements	**$ 1,019,584**	$ 1,058,529
Less accumulated depreciation and amortization	**(733,519)**	(661,365)
	$ 286,065	$ 397,164

5. Leases

As of December 31, 2011, future minimum rentals under operating leases for office space and certain equipment that have initial or non-cancelable lease terms in excess of one year are as follows:

2012	$ 258,704
2013	255,910
2014	168,533
2015	–
2016	–
Thereafter	–
	$ 683,147

Rent expense for 2011 and 2010 totaled $308,707 and $296,471, respectively.

6. Income Taxes

The Company is taxed at corporate rates on taxable income based on existing tax laws. The Company's taxable income or loss is included in the consolidated income tax return filed by PFG. PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each company.

Deferred taxes are provided for the temporary differences between the financial reporting and income tax bases of assets and liabilities using the enacted income tax rates and laws. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. Deferred income tax assets arise primarily from differing methods used to account for expenses not deductible until future periods for tax purposes. Deferred income tax liabilities arise primarily from differences in depreciation methods for book and tax purposes. Net deferred income taxes are comprised of deferred income tax assets of $161,154 and $133,768 and deferred income tax liabilities of $6,953 and $0 at December 31, 2011 and 2010, respectively.

The Company's income tax expense (benefit) is as follows:

	Year Ended December 31	
	2011	**2010**
Current	**$ 4,994,846**	$ 3,874,320
Deferred	**(20,433)**	(52,060)
	$ 4,974,413	$ 3,822,260

Income tax expense for 2011 and 2010 differs from the expected income tax expense computed by applying the statutory federal income tax rates to income before income tax expense primarily due to amortization of goodwill recorded for income tax purposes.

7. Related-Party Transactions

The Company provides investment and advisory services to funds managed by affiliates with fees totaling $10,027,030 and $7,409,872 in 2011 and 2010, respectively.

The Company reimburses Principal Global for employees' services and certain other operating costs, which are provided or initially paid by Principal Global and totaled $14,939,577 and $10,276,824 in 2011 and 2010, respectively.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2011, the Company had defined net capital of $1,855,556, which was $1,247,514 in excess of its required minimum net capital of $608,042. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 4.92 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(ii).

Supplemental Information

Spectrum Asset Management, Inc.

Computation of Net Capital – Part IIA

December 31, 2011

Computation of Net Capital

1. Total ownership equity from statement of financial condition		$ 4,260,760
2. Deduct ownership equity not allowable for net capital		
3. Total ownership equity qualified for net capital		4,260,760
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		
5. Total capital and allowable subordinated liabilities		4,260,760
6. Deductions and/or charges:		
A. Total nonallowable assets from statement of financial condition (Notes B and C)	$ 2,262,347	
B. Secured demand note deficiency		
C. Commodity futures contracts and spot commodities – proprietary capital charges		
D. Other deductions and/or charges		(2,262,347)
7. Other additions and/or allowable credits		
8. Net capital before haircuts on securities positions		1,998,413
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. Contractual securities commitments		
B. Subordinated securities borrowings		
C. Trading and investment securities:		
1. Exempted securities		
2. Debt securities		
3. Options		
4. Other securities	142,857	
D. Undue concentration		
E. Other		(142,857)
10. Net capital		$ 1,855,556

Spectrum Asset Management, Inc.

Computation of Net Capital – Part IIA (continued)

Computation Basic of Net Capital Requirement

Part A

11. Minimum net capital required (6 2/3% of line 19)		$ 608,042
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		45,000
13. Net capital requirement (greater of line 11 or 12)		608,042
14. Excess net capital (line 10 less 13)		1,247,514
15. Excess net capital at 1000% (line 10 less 10% of line 19)		943,494

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition		9,120,620
17. Add:		
A. Drafts for immediate credit		
B. Market value of securities borrowed for which no equivalent value is paid or credited		
C. Other unrecorded amounts		
19. Total aggregate indebtedness		9,120,620
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		492%
21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)		

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to Item 1740) and partners' securities that were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Spectrum Asset Management, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2011

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

Exemptive Provision

22. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	________
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	________
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully-disclosed basis. Name of clearing firm: JP Morgan Clearing Corp.	X
D. (k)(3) – Exempted by order of the Commission	________

Spectrum Asset Management, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2011

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2011.